Exhibit 99.10

SUPPORT AGREEMENT

December 5, 2011

TO:	THE PERSONS EXECUTING THE ACCEPTANCE ATTACHED HERETO
(each such Person, a “Securityholder” and collectively the “Securityholders”)

     Pursuant to the terms and subject to the conditions of a business combination agreement dated as of December 5, 2011 (the “Combination Agreement”), between Energy Fuels Inc. (“EFI”) and Titan Uranium Inc. (“Titan”, and collectively with EFI, the “Corporations”), EFI will acquire all of the issued and outstanding common shares of Titan (“Titan Common Shares”) by way of a plan of arrangement (the “Arrangement”) and, upon the completion of the Arrangement, the holders of Titan Common Shares (each a “Titan Shareholder”) shall receive 0.68 common shares of EFI for each Titan Common Share held.

     Capitalized terms used in this support agreement (“Support Agreement”) and not otherwise defined herein that are defined in the Combination Agreement shall have the respective meanings ascribed thereto in the Combination Agreement, as it may be amended from time to time.

     This Support Agreement sets out the terms and conditions on which each Securityholder agrees:

(i)	to support the Arrangement;

(ii)

to vote, in favour of the EFI Resolution and other related matters to be considered at the EFI Meeting, all of the EFI Common Shares beneficially owned or controlled by such Securityholder, as listed immediately below the signature of the Securityholder evidencing such Securityholder’s acceptance of this Support Agreement (the “Acceptance”) and any additional EFI Common Shares which the Securityholder may acquire after the date hereof but prior to the record date for the EFI Meeting, or which are otherwise entitled to be voted at the EFI Meeting on the exercise, conversion of exchange of all EFI Options and EFI Warrants (the “Convertible Securities”) beneficially owned or controlled by the Securityholder, as listed immediately below such Securityholder’s Acceptance (collectively, all such EFI Common Shares being referred to as “Subject Common Shares”); and

(iii)	to comply with the restrictions, obligations and covenants of the Securityholder set forth herein.

ARTICLE 1
COVENANTS OF THE SECURITYHOLDER

1.1	The Securityholder acknowledges and agrees that he, she or it:

(a)	has received a copy of the Combination Agreement and, in particular, has been made aware of the provisions of Section 6.1 and Schedule F of the Combination Agreement; and

(b)

will comply with the requirements of Section 6.1 and Schedule F of the Combination Agreement and, in particular, will not take any action which would, or would reasonably be expected to, cause EFI to be in breach of any of its obligations under such Section 6.1 and Schedule F, subject in each case to the other terms of the Combination Agreement and the terms of this Support Agreement.

1.2 The Securityholder hereby covenants and agrees, from the date hereof until the earlier of: (i) the termination of this Support Agreement pursuant to Article 3 hereof; and (ii) the Effective Time, except in accordance with the terms of this Support Agreement:

(a)

to irrevocably vote or cause to be voted at the EFI Meeting (including at any adjournment or postponement thereof) the Subject Common Shares in favour of the EFI Resolution and other related matters or resolutions necessary or desirable to implement the Arrangement to be considered at the EFI Meeting;

(b)	not to exercise any dissent rights or any other rights available to the Securityholder to delay, upset or challenge the Arrangement;

(c)	not to exercise any shareholder rights or remedies available at common law pursuant to applicable securities or other Laws to delay, hinder, upset or challenge the Arrangement;

(d)

not to option, sell, assign, transfer, alienate, dispose of, gift, grant, pledge, create or permit an Encumbrance on, grant a security interest in or otherwise convey any Subject Common Shares or any voting rights attached thereto or any other right or interest therein, or agree to do any of the foregoing;

(e)

not to grant or agree to grant any proxy or other right to the Subject Common Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Subject Common Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof, other than in support of the EFI Resolution and other related matters to be considered at the EFI Meeting;

(f)	not to requisition or join in the requisition of any meeting of the shareholders of EFI for the purpose of considering any resolution;

(g)

not to, in any manner, directly or indirectly, including through any Representative, solicit, initiate, or knowingly encourage any inquiries, proposals, offers or public announcements (or the submission or initiation of any of the foregoing) from any person regarding any Superior Proposal, engage in any negotiations concerning, or provide any information to, or have any discussions with or otherwise cooperate with, any person relating to an Superior Proposal, or otherwise knowingly facilitate or knowingly encourage any effort or attempt to make or implement an Superior Proposal;

(h)

not to solicit or arrange or provide assistance to any other person to arrange for the solicitation of, purchases of or offers to sell EFI Common Shares or act in concert or jointly with any other person for the purpose of acquiring EFI Common Shares for the purpose of affecting the control of EFI;

(i)

not to, except as required by applicable Laws, prior to the public announcement by EFI and Titan of the entering into of the Combination Agreement, directly or indirectly, disclose to any person (other than EFI, Titan and its financial and legal advisors) the existence of this Support Agreement or the terms and conditions of this Support Agreement, or the possibility of EFI and Titan entering into the Combination Agreement or any terms or conditions or other information concerning the Combination Agreement and the transactions contemplated therein;

(j)

not to take any action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of the transactions contemplated by the Combination Agreement;

(k)

to immediately cease, cause its Representatives to cease and cause to be terminated any existing solicitations, discussions or negotiations with any parties (other than with EFI or Titan or any Representative of EFI or Titan) with respect to any Superior Proposal or any potential Superior Proposal;

(l)	to promptly notify EFI, at first orally and then in writing, of all Superior Proposals currently under consideration or of which the Securityholder is aware;

(m)

to immediately notify EFI of any proposal, inquiry, offer or request of which the Securityholder, to the knowledge of the Securityholder, any of its directors, officers, employees, representatives or agents becomes, directly or indirectly, aware: relating to an Superior Proposal or potential Superior Proposal; for discussions or negotiations in respect of an Superior Proposal or potential Superior Proposal; for non-public information relating to EFI; or any material amendments to the foregoing. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions of, and the identity of the person making, such proposal, inquiry, offer or request and such other details of the proposal, inquiry, offer or request as EFI may reasonably request; and

(n)	not to take any action to encourage or assist any other person to do any of the prohibited acts referred to in the foregoing provisions of this Section 1.2.

1.3 Nothing in this Article 1 shall prevent a Securityholder who is a member of the board of directors of Titan or is a senior officer of Titan from engaging, in such Securityholder’s capacity as a director or senior officer of the Company, in discussions or negotiations with a person in response to an unsolicited bona fide Superior Proposal made in writing to the board of directors of Titan by such person (which Superior Proposal did not result from a breach of this Support Agreement or the Combination Agreement) in circumstances where Titan is permitted by section 4 of Schedule F of the Combination Agreement to engage in such discussions or negotiations. For greater certainty, the Securityholder acknowledges that this Section 1.3 shall not affect such Securityholder’s obligation to vote the Subject Common Shares in favour of the Titan Resolution in accordance with the terms and conditions of this Support Agreement.

ARTICLE 2
REPRESENTATIONS AND WARRANTIES

2.1 The Securityholder by its acceptance hereof represents and warrants as follows and acknowledges that the Corporations are relying upon such representations and warranties in connection with entering into this Support Agreement and the Combination Agreement:

(a)

such Securityholder is the beneficial owner of or controls all of the EFI Common Shares and Convertible Securities set forth immediately below such Securityholder’s Acceptance and such Securityholder is the registered or beneficial owner of such EFI Common Shares and Convertible Securities;

(b)

(i) the only securities of EFI beneficially owned, directly or indirectly, or over which control or direction is exercised by such Securityholder are those listed immediately below such Securityholder’s Acceptance, and (ii) other than any Convertible Securities listed immediately below such Securityholder’s Acceptance and EFI Common Shares issuable on the exercise or conversion of such Convertible Securities, such Securityholder does not own, directly or indirectly, or control any convertible securities and has no other agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by such Securityholder or transfer to such Securityholder of additional securities of EFI;

(c)

such Securityholder has the sole right to vote all the Subject Common Shares now beneficially owned or controlled and will have the right to vote all the Subject Common Shares hereafter acquired by such Securityholder;

(d)

all the Subject Common Shares held by such Securityholder will, immediately prior to the Effective Time, be beneficially owned by such Securityholder with good and marketable title thereto, free and clear of any and all Encumbrances and are and will at such time be issued and outstanding as fully paid and non assessable shares in the capital of EFI;

(e)

such Securityholder has no agreement, option, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from such Securityholder of any of the Subject Common Shares or any interest therein or right thereto, except pursuant to this Support Agreement;

(f)

such Securityholder has no voting trust, pooling or shareholder agreement, or any right or privilege (whether by law, pre-emptive or contractual) capable of becoming a voting trust or pooling agreement, or other agreement or arrangement affecting the Subject Common Shares or the ability of such Securityholder to exercise all ownership rights thereto, including the voting of the Subject Common Shares;

(g)

there are no legal proceedings in progress before any public body, court or authority or, to the knowledge of such Securityholder, pending or threatened against such Securityholder that would adversely affect in any manner the ability of such Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of such Securityholder to any of the Subject Common Shares and there is no judgment, decree or order against such Securityholder that would adversely affect in any manner the ability of such Securityholder to enter into this Support Agreement and to perform its obligations hereunder or the title of such Securityholder to any of the Subject Common Shares;

(h)	if such Securityholder is a corporation, such Securityholder is validly existing under the laws of its jurisdiction of organization;

(i)

the execution and delivery by such Securityholder of this Support Agreement, the authorization of this Support Agreement by such Securityholder, and the performance by such Securityholder of its obligations under this Support Agreement:

	(i)	do not require any authorization to be obtained by such Securityholder (other than such authorizations as have been obtained by such Securityholder on or before the date hereof); and

(ii)

will not result (with or without notice or the passage of time) in a violation or breach of or constitute a default under any provision of: (A) any applicable Laws; (B) any note, bond, mortgage, indenture, contract or agreement to which such Securityholder is party or by which such Securityholder or its assets is bound; (C) any judgment, decree, order or award of any Governmental Entity having jurisdiction over such Securityholder; or (D) if such Securityholder is a corporation, the constating documents, by-laws or resolutions of the board of directors or shareholders thereof; and

(j)

this Support Agreement has been duly executed and delivered by such Securityholder and constitutes a legal, valid and binding obligation of such Securityholder, enforceable against such Securityholder in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and to general principles of equity.

2.2 Each Corporation represents and warrants with respect to itself (but not with respect to the other Corporation) as follows and acknowledges that the Securityholder is relying upon such representations and warranties in connection with entering into this Support Agreement:

(a)

such Corporation is a corporation duly incorporated and validly existing under the laws of its jurisdiction of incorporation or continuance and has the requisite corporate power and capacity to execute and deliver this Support Agreement, to enter into the Combination Agreement and to perform its obligations hereunder and under the Combination Agreement;

(b)

this Support Agreement has been duly executed and delivered by such Corporation and constitutes a legal, valid and binding obligation of such Corporation, enforceable against it in accordance with its terms, subject to bankruptcy, insolvency and other applicable Laws affecting creditors’ rights generally, and general principles of equity; and

(c)

neither the execution and delivery by the Corporation of this Support Agreement or the Combination Agreement, nor the performance by such Corporation of its obligations under this Support Agreement or the Combination Agreement shall result in the breach or violation of, or constitute a default under, or conflict with any provision of:

	(i)	the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) of the Corporation; or

	(ii)	any Laws to which the Corporation is subject or by which the Corporation is bound,

except where such breach or violation individually or in the aggregate would not reasonably be expected to materially adversely affect the Corporation’s ability to perform its obligations under this Support Agreement or the Combination Agreement.

ARTICLE 3
TERMINATION

3.1 This Support Agreement may be terminated by notice in writing in respect of a Securityholder:

(a)	at any time by mutual consent of the Corporations and such Securityholder;

(b)

by the Securityholder if EFI has not complied in any material respect with its covenants contained in this Support Agreement or if any representation or warranty of EFI herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Arrangement and is not curable or, if curable, is not cured by the earlier of: (A) the date which is five days from the date of written notice of such breach; and (B) the Business Day prior to the Effective Time; provided that at the time of such termination pursuant to this Section 3.1(b) by the Securityholder, the Securityholder is not in default in any material respect in the performance of its obligations under this Support Agreement;

(c)

by the Securityholder if Titan has not complied in any material respect with its covenants contained in this Support Agreement or if any representation or warranty of Titan herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy is reasonably likely to prevent consummation of the Arrangement and is not curable or, if curable, is not cured by the earlier of: (A) the date which is five days from the date of written notice of such breach; and (B) the Business Day prior to the Effective Time; provided that at the time of such termination pursuant to this Section 3.1(b) by the Securityholder, the Securityholder is not in default in any material respect in the performance of its obligations under this Support Agreement; or

(d)	by the Corporations if:

	(i)	the EFI Resolution is not approved by the requisite majority of EFI Shareholders; or

	(ii)	the Combination Agreement is terminated in accordance with its terms.

3.2 No termination pursuant to Section 3.1 shall prejudice the rights of a party as a result of any breach by any other party of its obligations hereunder.

ARTICLE 4
GENERAL

4.1 In this Support Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to “herein”, “hereby”, “hereunder”, “hereof” and similar expressions are references to this Support Agreement and not to any particular Section of or Schedule to this Support Agreement;

(b)	references to an “Article” or a “Section” are references to an Article or a Section of this Support Agreement;

(c)	words importing the singular shall include the plural and vice versa, and words importing gender shall include the masculine, feminine and neuter genders;

(d)	the term “Business Day” shall have the meanings ascribed thereto in the Combination Agreement;

(e)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(f)	wherever the term “includes” or “including” is used, it shall be deemed to mean “includes, without limitation” or “including, without limitation”, respectively.

4.2 The parties waive the application of any rule of law which otherwise would be applicable in connection with the construction of this Support Agreement that ambiguous or conflicting terms or provisions should be construed against the party who (or whose counsel) prepared the executed agreement or any earlier draft of the same.

4.3 This Support Agreement shall become effective in respect of the Securityholder upon both: (a) execution and delivery thereof by such Securityholder; and (b) the execution and delivery of the Combination Agreement by EFI and Titan.

4.4 This Support Agreement may be executed by facsimile or electronically and in any number of counterparts, each of which shall be deemed to be original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Support Agreement to produce more than one counterpart.

4.5 Subject to the terms and conditions of this Support Agreement, the Securityholder agrees to cooperate in good faith and use all reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, desirable or advisable:

(a)	to facilitate the successful consummation of, and make effective as promptly as is practicable, the transactions contemplated by the Combination Agreement and this Support Agreement; and

(b)

for the discharge by the Securityholder of its obligations under this Support Agreement, including in each case the execution and delivery of such documents as EFI or Titan may reasonably require to discharge such obligations.

4.6 The representations and warranties set forth in this Support Agreement shall survive the Arrangement and, notwithstanding such Arrangement, shall continue in full force and effect for the benefit of the party to whom such representations and warranties are given.

4.7 The Securityholder consents to the disclosure of the substance of this Support Agreement in any press release or any circular relating to the Arrangement and to the filing of this Support Agreement as may be required pursuant to applicable Laws.

4.8 This Support Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective successors, permitted assigns, heirs, executors and personal representatives. This Support Agreement shall not be assignable by any party except in accordance with Section 4.9.

4.9 This Support Agreement and the rights hereunder are not transferable or assignable by a Securityholder, EFI or Titan, as applicable, without the prior written consent of the other (which consent may be withheld at the discretion of the other).

4.10 Time shall be of the essence of this Support Agreement.

4.11 If any term, provision, covenant or restriction of this Support Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Support Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties shall negotiate in good faith to modify the agreement to preserve each party’s anticipated benefits under this Support Agreement.

4.12 The Securityholder acknowledges that it:

(a)	has been advised by the Corporations to seek independent legal advice;

(b)	has sought such independent legal advice or deliberately decided not to do so;

(c)	understands its rights and obligations under this Support Agreement and the Combination Agreement; and

(d)	is executing this Support Agreement voluntarily.

4.13 Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if delivered or sent by facsimile transmission as follows:

(a)	in the case of a Securityholder, to the address set forth opposite such Securityholder’s Acceptance; and

(i)	if to EFI:

44 Union Blvd., Suite 600
Lakewood, CO 80228
	Attention:	Steve Antony, President and CEO
	Facsimile:	970-865-2416

With a copy to:

Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street West
Toronto, ON M5H 3Y4
	Attention:	Mark F. Wheeler
	Facsimile:	416-361-7376

(ii)	if to Titan:

Suite 300, 235 - 15th Street
West Vancouver, BC V7T 2X1
	Attention:	Chris M. Healey, President and CEO
	Facsimile:	604-921-1898

With a copy to:

MacPherson Leslie & Tyerman LLP
1500, 410 – 22nd Street East
Saskatoon, SK S7K 5T6
	Attention:	Lynn E. Hnatick
	Facsimile:	306-975-7145

(b)	at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this Section,

and if so given shall be deemed to have been given on the date on which it was actually received at the address provided herein (if received on a Business Day, if not, the next succeeding Business Day) and if sent by facsimile transmission be deemed to have been given at the time of actual receipt of the complete facsimile transmission at the fax number provided herein (if actually received prior to 4:30 p.m. (local time at the point of receipt) on a Business Day, if not the next succeeding Business Day).

4.14 This Support Agreement (together with all other documents and instruments referred to herein) constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all other agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

4.15 This Support Agreement shall be governed in all respects, including validity, interpretation and effect, by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the Laws of any other jurisdiction, and all actions and proceedings arising out of or relating to this Support Agreement shall be heard and determined exclusively in the courts of the Province of Ontario.

4.16 Each Securityholder recognizes and acknowledges that this Support Agreement is an integral part of EFI entering into the Combination Agreement, and that EFI would not contemplate proceeding with entering into the Combination Agreement unless this Support Agreement was entered into by the Securityholder, and that a breach by the Securityholder of any covenants or other commitments contained in this Support Agreement will cause EFI to sustain injury for which it would not have an adequate remedy at law for money damages. Therefore, the Securityholder agrees that, in the event of any such breach, EFI shall be entitled to the remedy of specific performance of such covenants or commitments and preliminary and permanent injunctive and other equitable relief in addition to any other remedy to which they may be entitled, at law or in equity, and the Securityholder further agrees to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief.

(remainder of page intentionally left blank)

     If the foregoing accurately reflects the terms and conditions of our agreement, would you kindly indicate your acceptance hereof by signing, dating and returning to the undersigned the enclosed Support Agreement by facsimile or otherwise.

ENERGY FUELS INC.

By:	(signed) “Stephen P. Antony”
	Name:	Stephen P. Antony
	Title:	President & Chief Executive
Officer

TITAN URANIUM INC.

By:	(signed) “Chris M. Healey”
	Name:	Chris M. Healey
	Title:	President & Chief Executive
Officer

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 1
(signed) “J. Birks Bovaird”
Name: J. Birks Bovaird

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

J. Birks Bovaird	103,350	5,000	450,000

Total	558,350

________________________________________________
1 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 2
(signed) “Paul A. Carroll”
Name: Paul A. Carroll

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Both	100,000	0	250,000

Total	350,000

_________________________________________________
2 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 3
(signed) “Mark Goodman”
Name: Mark Goodman

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Mark Goodman	0	0	250,000

Total	250,000

__________________________________________________ 3 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 4
(signed) “Bruce D. Hansen”
Name: Bruce D. Hansen

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Bruce D. Hansen	130,000	50,000	450,000

Total	630,000

_______________________________________________
4 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 5
(signed) “Robert J. Leinster”
Name: Robert J. Leinster

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Robert J. Leinster	7,988	0	350,000

Total	357,988

_______________________________________________
5 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 6
(signed) “Douglas G. McIntosh”
Name: Douglas G. McIntosh

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Douglas G. McIntosh	0	0	450,000

Total	450,000

_________________________________________________
6 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 7
(signed) “Stephen P. Antony”
Name: Stephen P. Antony

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Stephen P. Antony	201,100	26,000	1,050,000

Total	1,277,100

_________________________________________________
7 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 8
(signed) “Gary R. Steele”
Name: Gary R. Steele

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Gary R. Steele	130,000	15,000	370,000

Total	515,000

_________________________________________________
8 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:

<> 9
(signed) “Jeffrey L. Vigil”
Name: Jeffrey L. Vigil

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Jeffrey L. Vigil	0	0	320,000

Total	320,000

_________________________________________________
9 Personal addresses have been redacted.

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:	DUNDEE RESOURCES LIMITED

1 Adelaide Street, East, Suite 2800
Toronto, Ontario M5Z 2V9	(signed) “Lucie Presot”
Name: Lucie Presot, Chief Financial Officer

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Dundee Resources Limited	22,950,000	1,850,000	0

Total	24,800,000

SECURITYHOLDER’S ACCEPTANCE

Irrevocably accepted and agreed this 5th day of December, 2011.

Address for notice:	PINETREE CAPITAL LTD.

130 King Street West, Suite 2500
Toronto, Ontario M5X 1A9	(signed) “Richard Patricio”
Name: Richard Patricio, Vice President

		Number of Convertible
Registered or	Number of	Securities
Beneficial Holder	Common Shares	Warrants	Options

Pinetree Capital Ltd.	7,000,000	500,000	0

Total	7,500,000